Exhibit 99.1

Orascom Telecom wins 3G spectrum auction in Bangladesh

Cairo/London, September 8, 2013: Orascom Telecom Holding S.A.E (“Orascom Telecom”) announces that banglalink, its Bangladeshi subsidiary is officially one of the winners of the 3G spectrum auction, conducted by the Bangladesh Telecommunication Regulatory Commission (BTRC) at a formal ceremony today.

Under the terms of the auction, banglalink will own 5MHz block of 3G spectrum. Total price for the spectrum is valued at USD 110.25 million, inclusive of 5% Value Added Tax. The license is to be issued upon payment of the first installment of 60%, payable within 30 working days; the remaining 40% payment is to be made within 180 calendar days. The license shall be valid for 15 years – the Government will allow offering LTE and 4G services over 3G spectrums, as well as on the existing 2G spectrum, upon permission.

The awarding of the 3G spectrum license paves the way to launch 3G services in Bangladesh. banglalink is proud to be a part of this landmark journey, 3G being the next level of mobile technology, which will enable customers to experience unique and innovative services that rely on high speed data connectivity.

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About Orascom Telecom:

Orascom Telecom is a leading international telecommunications company operating GSM networks in high growth markets in the Middle East, Africa and Asia, having a total population under license of approximately 459 million with an average mobile telephony penetration of approximately 53% as of June 30th, 2013. Orascom Telecom operates GSM networks in Algeria (“OTA”), Pakistan (“Mobilink”) and Bangladesh (“banglalink”) and has an indirect equity shareholding in Globalive Wireless Canada (“Wind Mobile”). In addition it has an indirect equity ownership in Telecel Zimbabwe (Zimbabwe) and through its subsidiary Telecel Globe, OTH also operates in Burundi and the Central African Republic. Orascom Telecom reached over 86 million subscribers as of June 30th, 2013.

Orascom Telecom is traded on the Egyptian Exchange under the symbol (ORTE.CA, ORAT EY), and on the London Stock Exchange, its GDRs are traded under the symbol (ORTEq.L, OTLD LI).

Investor Relations Contacts:

OTInvestorrelations@otelecom.com

Tel+20(2)2461 5050/51

Fax +20(2)2461 5054/55

www.orascomtelecom.com